Exhibit 4.12
Agreement

This Agreement is entered into on 5 March 2010

between

Ellomay PV One s.r.l., a company incorporated under the laws of Italy, with registered office at Galleria Borromeo, 3, Fiscal Code no. 04459950285 represented by Mr. Ran Fridrich, in his capacity as Sole Director (“Ellomay”);
and

Ecoware S.p.A., a company incorporated under the laws of Italy, with registered office at Via Nona Strada 9, 35129 Padova (Italy), enrolled in the Padova Companies Register, at number 03571330277, represented by Mr. Leopoldo Franceschini, in his capacity as legal representative (“Ecoware”);

hereinafter collectively the “Parties”.

Whereas:

A.
On 4 March 2010 Ellomay, as principal, and Ecoware, as contractor, entered into two contracts for the supply, construction, installation and start-up of two photovoltaic systems of nominal power equal to approximately 750KWp, located in the Marche region, respectively in the municipalities of Cingoli and Senigallia (the EPC Contracts), at the price of Euro 3,050,000.00 per MWp (the EPC Price).

B.	Ecoware is ready to provide a Warranty Bond in the form of a bank bond, at the terms and conditions of this Agreement.

C.
Without prejudice to Ecoware’s obligations arising out of the EPC Contracts, including inter alia all delay liquidated damages, penalties, warranties, etc., the Parties have agreed that Ellomay will buy the panels required for the construction of the relevant photovoltaic systems (the Panels) directly from Ecoware’s panels supplier, namely the company C.E.E.G. Solar Science Technology Co. Ltd with registered offices in Hongqiao Rd, Shanghai, China (the Supplier), in accordance with the terms and conditions normally applied by the Supplier to Ecoware as per Annex 1, such as, inter alia:

(i)	price equal to Euro 1,350,000.00 per MWp (which includes any custom duties, taxes, levies, freight, as well as any other cost whatsoever, the Panels Price);
(ii)	terms of payment: 60 days from bill of lading date;
(iii)	deferred payment guaranteed by way of letter of credit substantially in the form attached hereto as Annex 2 to be issued simultaneously with making the order;
(iv)	delivery terms: CIF Venice port - Incoterms 2000.

The Panels will be supplied to Ecoware to allow the same to carry out its contractual obligations under the EPC Contracts.

D.	The Parties wish to take into account the above arrangements by entering into this Agreement, which shall be intended as an integration of the EPC Contracts.

E.	Recitals shall be an integral part of this Agreement.

F.	Words defined in the EPC Contracts shall have the same meaning attributed to them in the EPC Contracts when used in this Agreement, unless the context otherwise requires.

Now, therefore, the Parties agree as follows:

1.	OBJECT

1.1
Upon Ecoware’s instruction, Ellomay shall order and purchase from the Supplier the Panels in the quantity, quality and type indicated by Ecoware and provide the latter with copy of the purchase order. Ecoware shall bear all liabilities for the choice of the Supplier and of the Panels, pursuant to the EPC Contracts.

1.2
Ecoware shall procure that the Supplier apply to Ellomay the most favourable terms and conditions of supply applied in the past 6 (six) months by the Supplier to Ecoware, which shall in any case be in accordance with recital C.

1.3
Ecoware shall procure that the Supplier ships the Panels to the port of Venice, constantly liaising with the Supplier. Following arrival of the Panels to the port of Venice, Ecoware shall take care, at its own costs, of delivery of the Panels to Ecoware’s premises and/or to the Area, as the case may be, as well as of any formalities related therewith, including but not limited to customs clearance and payment of relevant levies, if any. In particular, Ecoware shall check compliance of the delivered Panels with the supply order on behalf of Ellomay and under its own responsibility.

1.4
The Parties agree that on issuance of PAC, as a condition precedent for payment of Payment Milestone 3, in addition to the ones set forth in the relevant EPC Contracts, Ellomay shall sell the relevant Panels to Ecoware, which shall buy, at the Panels Price (the Sale Transaction). Simultaneously, Ecoware shall transfer title to the System, including the Panels, to Ellomay, which shall buy, pursuant to Article 12.3 of the relevant EPC Contracts.

1.5
On issuance of the PAC, Ellomay shall be entitled to issue the relevant invoice in accordance with the above terms and the invoice shall be evidence that the Sale Transaction has effectively been completed (the Completion).

1.6
It is understood that title to the Panels shall remain with Ellomay until Completion, and shall thereupon be transferred to Ecoware and back to Ellomay immediately thereafter, in accordance with Article 1.4.

1.7	Ellomay shall be entitled, at its own discretion, to opt for one of the following payment modalities in relation to the Sale Transaction:

(i)	instruct Ecoware not to pay the Panels Price, in which event the amount of the Panels Price shall be deducted from Payment Milestone 3 under the relevant EPC Contracts;
(ii)	instruct Ecoware to pay Ellomay the Panels Price, in which event Ellomay shall pay Ecoware the entire EPC Price, in accordance with the EPC Contracts.

2.	ECOWARE’S OBLIGATIONS IN RELATION TO THE PANELS

2.1
Ecoware shall warrant that the Panels comply with all the terms and technical requirements provided under the EPC Contracts and the O&M Agreements and shall be liable for any loss and/or defect relating to the Panels, even if attributable to the Supplier’s fault, from the time of delivery of the Panels at the Port of Venice.

2.2
Ecoware shall be entitled to keep the Panels at its premises to carry out the assembling activities before delivery to the relevant Areas, as long as this may be reasonably required, and shall for such time keep them duly segregated from all other goods stored at its premises in such a way as to avoid any risk of confusion with goods that are not in the ownership of Ellomay. In addition, Ecoware shall label the Panels belonging to Ellomay with clear and well visible indication “Proprietà di di Ellomay PV One S.r.l.”. Ellomay shall be entitled, at any time and from time to time, to carry out inspections at Ecoware’s premises in order to verify compliance with the above.

2.3
Ellomay shall be entitled at any time to take possession of the Panels, in the event that Ecoware breaches the obligations entailed in Article 2.2, or materially breaches its obligations under the relevant EPC Contract and such breach is not cured by Ecoware within 7 (seven) working days from receipt of Ellomay’s written notice reporting the events giving rise to the breach.

2.4
Ecoware shall bear the risk of loss, theft and damages relating to the Panels from the time of delivery thereof at the Port of Venice until transfer of title of the System pursuant to the relevant EPC Contracts. The Panels will be covered by the full insurance policy package pursuant to article 15 of the relevant EPC Contracts, and Ellomay shall be included as beneficiary of said policies.

3.	WARRANTY BOND

3.1
Without prejudice to Article 22.2 of the EPC Contracts, Ecoware represents that, should Ellomay encounter difficulties as to obtain the Financing due to the provision by Ecoware of a Warranty Bond in the form of an insurance bond, Ecoware shall in a timely manner provide Ellomay with a Warranty Bond in the form of a one year renewable first demand and autonomous bank bond issued by a primary and leading financial institution covering at least 10% (ten per cent) of the EPC Contract’s Consideration.

4	MISCELLANEA

4.1	Any variation to this Agreement must be in writing and signed by both Parties.

4.2
Ellomay shall be entitled at any time to assign, either totally or partially, its rights and obligations arising hereof, on the other hand Ecoware shall not be entitled to assign this Agreement, neither totally nor partially, without Ellomay’s prior written consent.

4.3	This Agreement derogates and supersedes any conflicting provision of the EPC Contracts, which shall otherwise remain fully effective.

4.4	This Agreement shall be governed by the laws of Italy and any disputes arising in connection with this Agreement shall be resolved in accordance with the relevant provisions of the EPC Contracts.

4.5	This Agreement is entered into in English and the Parties agree to exchange signatures via fax or e-mail.

On behalf of Ecoware S.p.A.

/S/ Leopoldo Franceschini
Mr. Leopoldo Franceschini, in his capacity as legal representative

On behalf of Ellomay PV One S.r.l.

/S/ Ran Fridrich
Mr. Ran Fridrich, in his capacity as CEO

ANNEX 1

MODEL OF SUPPLY TERMS APPLIED BY THE SUPPLIER [omitted]

ANNEX 2

MODEL OF LETTER OF CREDIT [omitted]